SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                        THE PROCTER & GAMBLE SUBSIDIARIES
                                  SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                         DECEMBER 31, 1997 AND 1996 AND
                          INDEPENDENT AUDITORS' REPORT




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
   Benefits as of December 31, 1997 and 1996                            2

  Statements of Changes in Net Assets Available
   for Benefits for the Years Ended December 31,
   1997 and 1996                                                        3

  Notes to Financial Statements for the Years
   Ended December 31, 1997 and 1996                                     4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1997

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default




DELOITTE &
  TOUCHE LLP
------------             ------------------------------------------------------
                         250 East Fifth Street        Telephone: (513) 784-7100
                         P.O. Box 5340
                         Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan"), as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 8, 1998


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 and 1996
-----------------------------------------------------------------------------
                                           1997           1996
INVESTMENTS, At fair value:
 Investments in The Procter &
 Gamble Master Savings Trust               $11,918,617    $10,034,202

NET ASSETS AVAILABLE FOR BENEFITS          $11,918,617    $10,034,202
                                           ===========    ===========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------
                                             1997          1996
ADDITIONS:
 Investment income - Equity in
  net earnings of The Procter &
  Gamble Master Savings Trust              $ 2,620,532     $ 1,367,523
                                           -----------     -----------
 Contributions:
  Employer contributions                                         2,301
  Employee contributions                                         5,417
                                           -----------     -----------
       Total contributions                                       7,718
                                           -----------     -----------
 Transfer from merged plans                                  2,837,729
 Transfer from unaffiliated plan                                 7,043
 Other                                                          16,785
                                           -----------     -----------
       Total additions                       2,620,532       4,236,798
                                           -----------     -----------

DEDUCTIONS - Distributions to
 participants                                  736,117       1,085,236
                                           -----------     -----------

NET INCREASE                                 1,884,415       3,151,562

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                         10,034,202       6,882,640
                                           -----------     -----------
  End of year                              $11,918,617     $10,034,202
                                           ===========     ===========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

1.       DESCRIPTION OF THE PLAN

         The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company ("Company"). Effective March 14, 1996, the Sundor Brands Savings Plan, Max Factor Savings Plan and Speas Savings Plan were merged into the Plan. This merger was recorded as a transfer from merged plans of approximately $2,800,000 in the Plan's financial statements in 1996. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company and Speas Company, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS AND VESTING - The Speas Company and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and the participants became fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 120 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age
         70 1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Company.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. The Collective Income Fund was discontinued as an investment option during 1996 and all proceeds were transferred to other investment options offered by the Plan. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

                  RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

                  COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

                  MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

                  LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

                  DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

                  COLLECTIVE INCOME FUND - A fund investing in guaranteed investment contracts with varying maturities, sizes, and yields.

                  INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

                  SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996.
                                                                     INTERNA-
                   COLLECTIVE   COMPANY      LARGE        SMALL      TIONAL                              MANAGED
                   INCOME       STOCK        COMPANY      COMPANY    EQUITY    RESERVE      DIVERSIFIED  BOND
                   FUND         FUND         FUND         FUND       FUND      FUND         FUND         FUND       TOTAL
Net assets
 available
 for benefits
 December 31,
 1995                                        $3,569,718                        $2,089,878   $  893,220   $ 329,824   $ 6,882,640
Equity in net
 earnings of The
 Procter & Gamble
 Master Savings
 Trust             $   39,788   $   23,156    1,009,955   $  7,090   $   918      121,586      147,595      17,435     1,367,523
Contributions             111                     3,373                             2,571        1,361         302         7,718
Transfers from
 merged plans       1,071,481                   987,391                           454,701      274,757      49,399     2,837,729
Transfer from
 unaffiliated
 plan                                             1,829                             4,580          423         211         7,043
Other                     130                    11,480                               316        2,681       2,178        16,785
Distributions to
 participants         (89,432)                 (663,160)                         (232,810)     (90,398)     (9,436)   (1,085,236)
Interfund
 transfers         (1,022,078)     931,230       51,708    100,550    40,775      236,183     (121,952)   (216,416)
                   ----------   ----------   ----------   --------   -------   ----------   ----------   ---------   -----------

Net assets
 available
 for benefits
 December 31,
 1996                             954,386     4,972,294    107,640    41,693    2,677,005    1,107,687     173,497    10,034,202

Equity in
 net earnings
 of The Procter
 & Gamble Master
 Savings Trust                   1,014,079    1,274,606     33,626     2,304      123,211      158,822      13,884     2,620,532
Distributions to
 participants                      (96,981)    (352,418)   (10,983)   (9,270)    (173,258)     (80,797)    (12,410)     (736,117)
Interfund
 transfers                       2,103,559   (1,523,583)    37,364     7,336     (313,147)    (304,305)     (7,224)
                   ----------   ----------   ----------   --------   -------   ----------   ----------   ---------    -----------
Net assets
 available
 for benefits,
 December 31,
 1997              $            $3,975,043   $4,370,899   $167,647   $42,063   $2,313,811   $  881,407   $ 167,747    $11,918,617
                   ==========   ==========   ==========   ========   =======   ==========   ==========   =========    ===========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (PNC Bank), the trustee of the plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1997 and 1996.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a master trust permits the commingling of investments that fund various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1997 and 1996 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                           INTERNA-
                                  LARGE        SMALL       TIONAL                                MANAGED
                     COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                     STOCK FUND   FUND         FUND        FUND        FUND         FUND         FUND         TOTAL
Investments, at
 fair value          $75,945,362  $60,121,937  $4,728,540  $2,629,430  $28,051,469  $33,669,298  $5,858,170   $211,004,206
Accrued interest
 and dividends             6,317          141          22          16          380          101          26          7,003
                     -----------  -----------  ----------  ----------  -----------  -----------  ----------   ------------

Total                $75,951,679  $60,122,078  $4,728,562  $2,629,446  $28,051,849  $33,669,399  $5,858,196   $211,011,209
                     ===========  ===========  ==========  ==========  ===========  ===========  ==========   ============

Plan's investment
 in Master Trust     $ 4,070,681  $ 4,370,211  $  167,647  $   42,063  $ 2,219,440  $   881,093  $  167,482   $ 11,918,617
                     ===========  ===========  ==========  ==========  ===========  ===========  ==========   ============

Plan's percentage
 ownership
 interest in
 Master Trust                 5%           7%          4%          2%           8%           3%          3%             6%
                     ===========  ===========  ==========  ==========  ===========  ===========  ==========   ============




Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:
                                                            INTERNA-
                                 LARGE         SMALL        TIONAL                                   MANAGED
                   COMPANY       COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                   STOCK FUND    FUND          FUND         FUND         FUND          FUND          FUND         TOTAL
The Procter &
 Gamble Company
 common stock      $74,844,561                                                                                    $ 74,844,561
Mutual funds                     $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117    134,995,995
Short-term
 investments         1,100,801           107           61           53        62,512            63           53      1,163,650
                   -----------   -----------   ----------   ----------   -----------   -----------   ----------   ------------

Total invest-
 ments at fair
 value             $75,945,362   $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170   $211,004,206
                   ===========   ===========   ==========   ==========   ===========   ===========   ==========   ============




Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                                    INTERNA-
                                           LARGE         SMALL      TIONAL                              MANAGED
                             COMPANY       COMPANY       COMPANY    EQUITY    RESERVE      DIVERSIFIED  BOND
                             STOCK FUND    FUND          FUND       FUND      FUND         FUND         FUND       TOTAL
Net appreciation in fair
 value of investments        $22,915,525   $15,017,239   $817,130   $52,370   $1,468,561   $5,581,761   $520,449   $46,373,035
Dividends                        836,156                                                                               836,156
Interest                          56,289                                           3,197                                59,486
                             -----------   -----------   --------   -------   ----------   ----------   --------   -----------

Total                        $23,807,970   $15,017,239   $817,130   $52,370   $1,471,758   $5,581,761   $520,449   $47,268,677
                             ===========   ===========   ========   =======   ==========   ==========   ========   ===========

Plan's equity in net
 earnings of Master Trust    $ 1,014,079   $ 1,274,606   $ 33,626   $ 2,304   $  123,211   $  158,822   $ 13,884   $ 2,620,532
                             ===========   ===========   ========   =======   ==========   ==========   ========   ===========




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                                                      INTERNA-
                    COLLECTIVE               LARGE        SMALL       TIONAL                                MANAGED
                    INCOME      COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                    FUND        STOCK FUND   FUND         FUND        FUND        FUND         FUND         FUND        TOTAL
Investments, at
 fair value         $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends      $   -             6,336          263          51          35          382          152          23         7,242
                    ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total               $   -       $44,729,156  $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                    ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's investment
 in Master Trust    $   -       $   884,265  $ 5,065,615  $  103,565  $   39,788  $ 2,651,215  $ 1,108,032  $  181,722  $ 10,034,202
                    ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's percentage
 ownership
 interest in
 Master Trust          -                 2%          10%          4%          2%           8%           3%          3%            6%
                    ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1996 are summarized as follows:
                                                                     INTERNA-
                   COLLECTIVE               LARGE        SMALL       TIONAL                                MANAGED
                   INCOME      COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                   FUND        STOCK FUND   FUND         FUND        FUND        FUND         FUND         FUND        TOTAL
The Procter
 & Gamble Company
 common stock      $           $43,559,282                                                                             $ 43,559,282
Mutual funds                                $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                     1,163,538          148          47          27       64,279          111         104      1,228,254
                   ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total invest-
 ments at fair
 value             $    -      $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                   ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                                                  INTERNA-
                   COLLECTIVE               LARGE       SMALL     TIONAL                             MANAGED
                   INCOME      COMPANY      COMPANY     COMPANY   EQUITY    RESERVE     DIVERSIFIED  BOND
                   FUND        STOCK FUND   FUND        FUND      FUND      FUND        FUND         FUND       TOTAL
Net appreciation
 in fair value
 of investments    $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190   $1,717,880  $4,251,429   $316,106   $25,546,116
Dividends                          695,063                                                                          695,063
Interest                           179,397                                       9,911                              189,308
                   -------     -----------  ----------  --------  -------   ----------  ----------   --------   -----------

Total              $50,196     $10,276,673  $9,601,531  $170,571  $36,190   $1,727,791  $4,251,429   $316,106   $26,430,487
                   =======     ===========  ==========  ========  =======   ==========  ==========   ========   ===========

Plan's equity
 in net earnings
 of Master Trust   $39,788     $    23,156  $1,009,955  $  7,090  $   918   $  121,586  $  147,595   $ 17,435   $ 1,367,523
                   =======     ===========  ==========  ========  =======   ==========  ==========   ========   ===========




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1997 and 1996 are approximately $147,000 and $30,000, respectively.

                             * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Procter & Gamble Subsidiaries
                                   Savings Plan



                                   /s/JOSEPH R. LAWHEAD
Date:  June 25, 1998               ---------------------------------------
                                   Joseph R. Lawhead
                                   Member, Benefits Committee








                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche